UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Enclosed hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 and incorporated herein by reference are copies of the formal notice of convocation, agenda, and other ancillary documents relevant for argenx SE’s (the “Company’s) Annual General Meeting of Shareholders that will be held on Tuesday, May 7, 2019 at 9:00 a.m. (CET), at Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BG Schiphol, the Netherlands.

The information contained in this Current Report on Form 6-K, including the exhibits hereto, is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-225370) and S-8 (File No. 333-225375).

EXHIBITS

Exhibit	Description

99.1	Press Release dated March 26, 2019
99.2	Notice of Convocation for the Annual General Meeting of Shareholders of argenx SE to be held on May 7, 2019
99.3	Proxy Form for the Annual General Meeting of Shareholders to be held on May 7, 2019
99.4	Agenda for the Annual General Meeting of Shareholders to be held on May 7, 2019
99.5	Explanatory Notes for the Annual General Meeting of Shareholders to be held on May 7, 2019
99.6	Proposed amendments to argenx option plan for the Annual General Meeting of Shareholders to be held on May 7, 2019
99.7	Voting Instruction Form for holders of American Depositary Shares for the Annual General Meeting of Shareholders to be held on May 7, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: March 26, 2019	By:	/s/ Dirk Beeusaert
Dirk Beeusaert

General Counsel